September 15, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Northern Lights Fund Trust IV
Issuer CIK: 0001644419
Issuer File Number: 333-204808/811-23066
Form Type: 8-A12B
Filing Date: September 15, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Main Active Rotation ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications